Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Nippon Steel & Sumitomo Metal Corporation

Subject Company: Nisshin Steel Co., Ltd. (SEC File No. 132-02821)

5401: JP NSSMY: ADR (US) First Quarter FY2018 Earnings Summary August 2nd, 2018 Notes on this presentation material ‘NIPPON All volume STEEL figures & are SUMITOMO presented METAL in metric CORPORATION’ tons is abbreviated as ‘NSSMC’ Unless otherwise noted, all financial figures are on a consolidated basis © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

2 Agenda 1. FY2018 1Q Results & 1H Forecast 2. FY2018 Full Year Forecast 3. Progress in Mid-Term Management Plan 4. Appendix © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

1. FY2018 1Q Results & 1H Forecast © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

4

Overview: FY2018 1Q Results & 1H Forecast

Business Environment

- **Domestic steel demand :** Firm, especially in the autos & industrial equipment sectors.
- **Overseas' steel demand :** Increased steadily as a whole due to world economy's recovery. (USA : Solid, China : Stable, Europe & emerging countries : Moderate recovery)

Topics

- **Non-consolidated crude steel production :**
  1Q 10.29MMT : Molten steel spill trouble at Nagoya Works, congested periodic facility maintenances
  2Q - 4Q forecast 11.00MMT/Q : Strengthen manufacturing capabilities both in facilities and human resources
- **Impact from heavy rainfall in July** : Resulted in suspend of operation at NSSMC's Wakayama & Yawata Works and Nisshin Steel's Kure Works. Nisshin estimates losses of over ¥10 bil. for the recovery of in-plant power generation etc. (included in NSSMC's consolidated earning forecast)
- **Special steel business** : June 1st – OVAKO has become NSSMC's wholly owned subsidiary
  Aug 2nd – Execution of agreements, (a) making Sanyo Special Steel a subsidiary of NSSMC, (b) transferring all the shares of OVAKO to Sanyo from NSSMC
- **Making Nisshin Steel a wholly owned subsidiary & integrating NSSMC Group's stainless steel business**
  (released on May 16th) Make Nisshin Steel a wholly owned subsidiary (planned in Jan, 2019)
  Integrate stainless steel sheet business of NSSMC, Nisshin & NSSC*** (planned in Apr, 2019)
  (released on Aug 2nd) Integrate & reorganize welded stainless steel pipe & tube business (planned in Apr, 2019)
- **Essar Steel :** Ongoing screening eligibility regarding bidding procedure

Financial Highlights

(¥ in billions)

	1Q	1H [E]		2H [E]	FY2018 [E]
	[JGAAP]	[JGAAP]	[IFRS]	[IFRS]	[IFRS]
Ordinary / Business Profit*	87.7	150.0	160.0	190.0	350.0
Net Profit**	96.3	130.0	110.0	130.0	240.0
ROS	6.1%	5.0%	5.3%	5.8%	5.6%

- Interim dividend (E)
  ¥40.00/share
- Consolidated payout ratio (E)
  (IFRS basis) 32%
  (JGAAP basis) 27%

* Business profit = Profit before income taxes – net financial cost – additional line items (Additional line items are large amount of profits or losses from non-business activities)

** Profit attributable to owners of parent

*** Nippon Steel & Sumikin Stainless Steel Corporation

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Key Indicators of Domestic Steel Demand 5 Finished Auto Production (million units) Non-Residential Construction Starts (million m2) 2015 2016 2017 2018 2015 2016 2017 2018 2.60 2.52 2.55 2.53 15.00 2.48 14.17 2.50 2.48 13.68 13.90 14.05 2.43 14.00 13.59 13.11 2.40 2.32 2.37 2.40 2.39 13.20 12.69 2.35 12.94 2.30 2.31 13.00 12.80 12.47 12.42 2.30 2.28 12.02 12.07 12.00 2.20 2.17 13.38 11.49 2.11 11.00 2.10 2.00 * * * 10.00 * * * 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Steel Consumption (MMT) Hot-rolled Coil Market Price (kĄ/t) 81.0 17 2015 2016 2017 2018 16.3 81 15.4 15.8 16.1 15.8 77 79 (2.3mm, 4x8) 16 15.5 15.7 15.9 15.8 75 15.2 15.3 15.4 15.3 73 15 15.0 71 14.5 15.5 69 67 14 65 63 61 58.0 13 59 Source: Japan Metal Daily * * * 57 12 1Q 2Q 3Q 4Q 16.7 16.10 17.1 17.4 17.7 17.10 18.1 18.4 18.7 * Estimates as of early in Jul, 2018. © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

China’s Steel Supply-Demand & Market Trend 6 Crude Steel Production & China’s Export by Product Hot Rolled Sheets Prices by Region Channel Inventories in China (MMT) (MMT/day)(MMT/month) 10.2 ($/t) China HC (CNY/t) Ave. Daily Crude High operation 10 due to 700 (right axis) 4,000 2.0 Steel Production high profitability 2.5 (right axis) 8 6.9 600 3,500 2.3 China DB 3,000 1.5 500 (right axis) 6 4.8 4.7 2,500 Environmental 2.1 400 1.0 Substitutional production for regulation 4 2,000 eliminated illegal induction furnaces. 1.9 300 Long Product Inventory 1,500 0.5 (left axis) 2 200 East Asia HC(left axis) 1.7 1,000 Flat Product Inventory 100 0 500 0.0 (left axis) 1.5 3 9 3 9 3 9 3 9 3 9 1 3 5 Raw Material Cost /t INDEX* 147 147 147 147 147 147 1—7—1—7—1—7—1—7—1—7—0 0 10 10 10 10 10 1 4 7 1 4 7 1 4 7 1 4 7 10 10 10 10 CY13 CY14 CY15 CY16 CY17 CY18 CY13 CY14 CY15 16 CY17 CY18 CY14 CY15 CY16 CY17 CY18 *Calculated by iron ore market price x 1.7 + coal market price x 0.9 Crude Steel Production : Record high (May : 81.13MMT, June : 80.20MMT) Inventory Remain relatively low due to strong demand Export : Increased for 5 consecutive months. Need to watch on its impact on global market prices. Market Prices: Prices remain high with the estimate of tighter SD situation by enforcement of environmental regulation (eg. newly announced “Blue sky initiative” ), even though seasonal drop in demand in summer(high temp.) is likely a concern. (Source: Japan Steel Association, Steel Home, CISA, MYSTEEL, NSSMC, etc.) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Key Indicators: FY2018 1Q Results 7 Volume Sales approx. Crude Steel approx. 88 kĄ/t 3,300.0 Production approx. 22.00 Ave. Steel 85.8 21.51 21.11 21.30 MMT Selling Price 83.5 3,000.0 bn¥ 2,923.5 20.09 20.58 77.1 2,745.0 19.68 20.09 approx. 68.0 2,472.0 Steel Shipments 18.72 19.07 19.80 2,160.7 approx. FOREX 107 110 111 111 110 $?¥ ‘16/1H ‘16/2H ‘17/1H ‘17/2H ‘18/ ‘18/ ‘16/1H ‘16/2H ‘17/1H ‘17/2H ‘18/ ‘18/ 1H(E) 2H(E) 1H (E) 2H (E) Non-consolidated Crude Steel Production Steel shipment 2014 2015 2016 2017 2018 2014 2015 2016 2017 2018 11.59 approx. * approx. 11.29 11.20 11.00 11.00 * 10.68 approx. 10.58 10.76 10.93 10.84 10.88 MMT 10.43 10.20 MMT 10.45 10.31 10.29 approx.10.56 10.55 9.57 10.09 10.32 10.29 9.81 11.00 10.28 9.85 9.60 9.79 9.99 10.08 9.99 9.90 10.50 9.67 10.19 9.34 9.39 9.39 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q * FY2018 3Q,4Q = FY2018 2H (E) / © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Key Indicators: FY2018 1Q Results 8 Ordinary Profit / 1 Business Profit (bn.Ą) Net Profit* (bn.Ą) Figures in parentheses = IFRS basis Figures in parentheses = IFRS basis 2. % 157.6 150.0 10% 119.9 130.0 10%12.0% 10.0% 146.5 139.9 [190.0] 99.1 95.9 10.0% ROS 5.9% 5.7% [160.0] 8.0% ROE 8.6% 6.2% [130.0] 8.0% 6.0% [110.0] 6.0% 4.8% 6.6% [5.8%] 4.0% 4.0% 5.0% 11.0 2.0% 28.0 1.3% [5.3%] 2.0% 0.8% Target Target ‘16/1H ‘16/2H ‘17/1H ‘17/2H ‘18/1H(E) ‘18/2H(E) FY20 ‘16/1H ‘16/2H ‘17/1H ‘17/2H ‘18/1H(E) ‘18/2H(E) FY20 Cost Reduction (bn.¥) D/E ratio 150.0 approx. 0.74 0.71 0.71 0.72 0.7 0.66 50.0 Base FY18 Target ‘16 ‘16/ ‘17/ ‘17/ ‘18/ Target FY17 /1H 2H 1H 2H 1Q (E) FY20 FY20 * Profit attribute to owners of parent © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Commodity Price Hike 9 (US$/bbl) Oil Freight Scrap (US$/MT) 440 90 550 24 (US$/WMT, USA Scrap(No1HMS) 42 (US$/t, CIF Korea)(Left axis) 80 500 Cape size 180 thousand tons hull form) 400 Iron Scrap Bid Prices in Kanto Region 20 37 (1,000 yen/ton)(Right axis) 70 Arabian Light Crude (Left axis) 450 360 400 16 Brazil-China 32 60 320 350 12 27 50 280 300 8 22 40 Bunker (Right axis) 240 250 30 200 4 Western Australia—China 200 17 FY16 FY17 FY18 FY16 FY17 FY18 FY16 FY17 FY18 20 150 0 160 12 16.1 16.4 17.4 18.4 18.7 16.1 16.4 17.4 18.4 18.7 16.1 16.4 17.4 18.4 18.7 Aluminum Vanadium Nickel 2,420 90 8 (US$/t) 80 (US$/kg-V) (US$/lb) 2,220 7 70 60 2,020 6 50 1,820 40 5 30 1,620 20 4 10 FY16 FY17 FY18 FY16 FY17 FY18 FY16 FY17 FY18 1,420 0 3 16.1 16.4 17.4 18.1 18.4 18.7 16.1 16.4 17.4 18.1 18.4 18.7 16.1 16.4 17.4 18.4 18.7 (Source : LME, Bloomberg, Japan Metal Daily) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Raw Materials and HC Prices Trend 10 Hard Coking Coal Price (US$/wmt) 630 $309 $314 East Asia HC (US$/t) 300 590 $262 250 550 Market Price 510 200 $174 470 150 Contract Price $150 430 100 390 50 FY15 FY16 FY17 FY18 350 15.4 15.7 15.10 16.1 16.4 16.7 16.10 17.1 17.4 17.7 17.10 18.1 18.4 18.7 16.7 16.10 17.1 17.4 17.7 17.10 18.1 18.4 18.7 81.0 Fine Iron Ore Price (US$/dmt) 81 79 Domestic HC (kĄ/t) 77 70 75 (2.3mm, 4x8) 73 71 69 50 67 65 63 FY15 FY16 FY17 FY18 61 30 59 57 15.4 15.7 15.10 16.1 16.4 16.7 16.10 17.1 17.4 17.7 17.10 18.1 18.4 18.7 16.7 16.10 17.1 17.4 17.7 17.10 18.1 18.4 18.7 (Source: LME, Bloomberg, Japan Metal Daily) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

11

NSSMC Operational Highlights

(million tons)	FY17						FY18			Change	
	1Q	2Q	1H	4Q	2H		1Q	2Q[E]	1H[E]	17/1Q vs. 18/1Q	17/1H vs. 18/1H[E]
Pig-iron production *1	9.92	10.13	20.05	10.49	20.57	40.61	10.25	11.00 approx.	21.20 approx.	+0.33	+1.15 approx.
Consolidated Crude Steel Production	11.44	11.69	23.12	12.02	23.70	46.82	11.84	12.50 approx.	24.40 approx.	+0.40	+1.28 approx.
Non-Consolidated *2 Crude Steel Production	9.90	10.19	20.09	10.50	20.58	40.67	10.29	11.00 approx.	21.30 approx.	+0.39	+1.21 approx.
Steel Shipments	9.34	9.39	18.72	9.67	19.07	37.79	9.57	10.20 approx.	19.80 approx.	+0.23	+1.08 approx.
Seamless Pipe Shipments	0.24	0.23	0.47	0.25	0.49	0.96	0.25	0.27 approx.	0.51 approx.	+0.01	+0.04 approx.
Average Steel Selling Price (1,000 yen/ ton)	84.0	83.0	83.5	85.7	85.8	84.7	87.2	88 approx.	88 approx.	+3.3	+4.5 approx.
Steel Export Ratio (Value basis (%))	41.6	41.5	41.6	40.9	40.8	41.2	40.6	42 approx.	41 approx.	-1.0%	-0.1% approx.
Forex ($・¥)	111	111	111	110	111	111	108	110 approx.	110 approx.	Appreciate 3	Appreciate approx. 1

*1 Figures of FY2017 Includes pig-iron production of Hokkai Iron & Coke corp. and Nippon Steel & Sumikin Koutetsu Wakayama Co.

*2 Figures of FY2017 Includes crude steel production of Nippon Steel & Sumikin Koutetsu Wakayama Co.

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

FY2018 1Q Results and 1H Forecast 12 FY17 FY18 Change 17/1Q 17/1H (Ą in billions) 1Q 2Q 1H 4Q 2H 1Q 2Q[E] 1H[E] vs. vs. 18/1Q 18/1H[E] Net Sales 1,355.4 1,389.6 2,745.0 1,504.1 2,923.5 5,668.6 1,440.8 1,559.2 3,000.0 +85.4 +255.0 Operating Profit 66.5 33.4 99.9 44.3 82.3 182.3 48.1 -18.4 Ordinary Profit 107.9 49.6 157.6 72.0 139.9 297.5 87.7 62.3 150.0 -20.2 -7.6 Extraordinary Profit—(2.9) (2.9) (20.0) (4.7) (7.6) 10.2 +10.2 (Loss) Net Profit *1 71.3 27.8 99.1 39.0 95.9 195.0 96.3 33.7 130.0 +25.0 +30.9 [ EPS ] [80.8] [31.5] [112.3] [44.2] [108.7] [221.0] [109.2] [37.8] [147.0] [+28.3] [+34.7] EBITDA *2 149.7 118.5 268.2 133.9 259.6 527.8 140.7 -9.0 EBITDA / Sales 11.0% 8.5% 9.8% 8.9% 8.9% 9.3% 9.8% -1.3% ROS 8.0% 3.6% 5.7% 4.8% 4.8% 5.2% 6.1% 4.0% 5.0% -1.9% -0.7% ROE 9.6% 3.7% 6.6% 4.9% 6.2% 6.4% 12.2% +2.6% *1 Profit attribute to owners of parent *2 Operating profit + Depreciation + Amortization © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Extraordinary Profit & Loss FY17 FY18 (? in billions) 1Q 2Q 1H 4Q 2H 1Q Extraordinary Profit (Loss) (2.9) (2.9) (20.0) (4.7) (7.6) 10.2 Gain on sales of investment securities — 1.1 25.6 25.6 10.2 Impairment loss (15.6) (15.6) (15.6) Loss on inactive facilities (2.9) (2.9) (5.7) (8.7) (11.6) Restructuring loss 0.1 (6.1) (6.1) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Ordinary Profit Variance Analysis [FY17/1Q vs. FY18/1Q] [JGAAP] 14 FY17/ FY18/ *1 Crude steel production: +0.39MMT(9.90?10.29) (Ą in billions) 1Q 1Q Change Steel shipment: +0.23MMT (9.34?9.57) [A] [B] [A?B] * Figures of FY17/1Q incl. impacts of Oita Plate Mill fire accident, but not incl. impacts on earnings. Ordinary Profit 107.9 87.7 -20.2 *2 Incl. carry over ~(+6.0?+6.0) *3 Forex flow: ~, Steel 98.7 81.6 -17.1 Congested periodic facility maintenances in FY18/1H, Reclassification of long-life machinery parts* into Non-Steel 7.4 11.4 +4.0 fixed assets *eg. mill rolls, segments of continuous casting Adjustment 1.8 (5.3) -7.1 *4 Business overseas, Nisshin Steel etc. *5 Engineering +0.4, Chemicals +3.2, New Materials +0.3, System Solutions +0.2 Positive Negative +15.0 -32.0 -11.0 +4.0 +2.0 +40.0 Reduction Cost *3 Others -41.0 +3.0 Volume *1 Steel Product Prices Mix & Group *4 *5 107.9 and Companies Non- Inventory Valuation Forex Raw Material Steel Valuation 87.7 Prices *2 FY17 FY18 /1Q /1Q © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

15 Ordinary Profit Variance Analysis [FY17/4Q vs. FY18/1Q] [JGAAP] FY17/ FY18/ *1 Crude steel production: -0.21MMT(10.50?10.29) (Ą in billions) 4Q 1Q Change Steel shipment: -0.10MMT (9.67?9.57) [A] [B] [A?B] *2 Incl. carry over -3.0(+9.0?+6.0) *3 Forex flow: +1.0, Ordinary Profit 72.0 87.7 +15.7 Reclassification of long-life machinery parts into fixed assets Steel 55.9 81.6 +25.7 *4 Business overseas, Nisshin Steel etc. *5 Engineering -4.4, Chemicals +3.2, Non-Steel 15.5 11.4 -4.1 New Materials +0.4, System Solutions -3.2 Adjustment 0.4 (5.3) -5.7 Positive Negative Cost Reduction -3.0 +4.0 -8.0 +1.0 -3.0 -4.0 +16.0 +13.0 Steel Prices & 3 4 5 Valuation Forex 87.7 72.0 *1 Product Mix * Group * Non- * Inventory Volume and Others Companies Steel Valuation Raw Material FY17 Prices *2 FY18 /4Q /1Q © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

16

Ordinary Profit Variance Analysis [FY17/1H vs. FY18/1H(E)] [JGAAP]

(¥ in billions)	FY17/ 1H [A]	FY18/ 1H(E) [B]	*Change [A→B]*
Ordinary Profit	**157.6**	**150.0**	***-7.6***
Steel	128.7	130.0	*+1.3*
Non-Steel	23.2	23.5	*+0.3*
Adjustment	5.6	(3.5)	*-9.1*

*1 Crude steel production: approx.+1.21MMT (20.09→approx.21.30)
Steel shipment: approx.+1.08MMT (18.72→approx.19.80)
* Figures of FY17/1H incl. impacts of Oita Plate Mill fire accident, but not incl. impacts on earnings.

*2 Incl. carry over +15.0(-13.0→+2.0)

*3 Forex flow: ~, Increase in depreciation, Reclassification of long-life machinery parts into fixed assets, Impacts from heavy rainfall in July etc.

*4 Nisshin Steel, Business overseas etc.

*5 Engineering +0.6, Chemicals -0.3, New Materials -0.1, System Solutions +0.3



Positive
Negative
157.6
69.0
88.6
+24.0
*1 Volume
+50.0
Steel Prices & Product Mix and Raw Material Prices *2
+41.0
Cost Reduction
-49.0
Others *3
-23.0
Group Companies *4
~
Non-Steel *5
18.0
132.0
150.0
FY17/ 1H
Underlying Profit excl. One-Off Factors
Underlying Profit excl. One-Off Factors
FY18/ 1H(E)

< One-Off Factors>	FY17/1H	FY18/1H(E)	*Change*
Inventory Valuation	+60.0	+6.0	*-54.0*
Forex Valuation	(1.0)	+5.0	*+6.0*
Group Companies' One-Off	+20.0	+7.0	*-13.0*
Oita Fire Accident	(10.0)	~	*+10.0*
Total	+69.0	+18.0	*-51.0*

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

NIPPON STEEL & SUMITOMO METAL
Making a new start as NIPPON STEEL in April 2019

17 Ordinary Profit Variance Analysis [FY17/2H vs. FY18/1H(E)] [JGAAP] FY17/ FY18/ *1 Crude steel production: (Ą in billions) 2H 1H(E) Change approx.+0.72MMT (20.58?approx.21.30) [A] [B] [A?B] Steel shipment: approx.+0.73MMT (19.07?approx.19.80) *2 Incl. carry over -6.0(+8.0?+2.0) Ordinary Profit 139.9 150.0 +10.1 *3 Forex flow: +1.0, Reclassification of long-life machinery parts into Steel 116.9 130.0 +13.1 fixed assets, Impacts from heavy rainfall in July etc. *4 Business overseas, Mining interests, Nisshin Steel etc. Non-Steel 26.5 23.5 -3.0 *5 Engineering -4.6, Chemicals +2.9, Adjustment (3.6) (3.5) +0.1 New Materials +0.3, System Solutions -1.5 Positive Negative < One-Off Factors> FY17/2H FY18/1H(E) Change Inventory Valuation +3.0 +6.0 +3.0 Forex Valuation (6.0) +5.0 +11.0 Group Companies’ One-Off +6.0 +7.0 +1.0 Total +3.0 +18.0 +15.0 3.0 -3.0 18.0 +24.0 +10.0 +3.0 -15.0 -24.0 139.9 *1 Steel Prices & Reduction Cost Others *3 Group *4 Non-*5 136.9 Volume Product Mix Companies Steel 150.0 and 132.0 Raw Material Prices *2 Underlying Profit Underlying Profit FY17/ FY18/ excl. excl. 2H One-Off Factors One-Off Factors 1H(E) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

18

Non-Steel Business

Sales & Ordinary Profit (¥ in billions)

(Non-steel business total)


Sales
366.9
409.3
404.0
449.0
Ordinary Profit
FY17 49.8
FY18(E) 51.5
23.2
26.5
23.5
28.0
FY17/1H
FY17/2H
FY18/1H(E)
FY18/2H(E)

Change in Ordinary Profit (FY17/1H vs. FY18/1H(E))

Segment	Direction	Comment
Engineering & Construction	Increase	Moderate recovery in business environment. Sales & profit increase thanks to steady progress in respective projects.
Chemicals	Decrease	Profit slightly decrease due to functional materials' sale volume down, regardless of sales increase thanks to needle coke's price improvement etc.
New Materials	Decrease	Profit slightly decrease primarily due to heavy competition regardless sales increase thanks to strong demand for electrical industries' materials such as copper wires and metal foils etc.
System Solutions	Increase	Sales increase in service solution. Profit increase despite of SG&A increase.

(¥ in billions)

Engineering & Construction	2017			2018		
	1Q	1H		1Q	1H	(E)*
Sales	60.8	134.1	294.2	70.2	160.0	350.0
Ordinary Profit	(0.6)	1.9	9.1	(0.2)	2.5	8.5*

Chemicals	2017			2018		
	1Q	1H		1Q	1H	(E)*
Sales	46.5	98.3	200.7	49.2	105.0	215.0
Ordinary Profit	2.5	9.3	15.4	5.7	9.0	17.0*

New Materials	2017			2018		
	1Q	1H		1Q	1H	(E)*
Sales	9.0	17.9	37.0	10.7	21.0	41.0
Ordinary Profit	0.4	1.1	1.9	0.7	1.0	2.0*

System Solutions	2017			2018		
	1Q	1H		1Q	1H	(E)*
Sales	58.1	116.5	244.2	58.4	118.0	247.0
Ordinary Profit	5.0	10.7	23.2	5.2	11.0	24.0*

* Figures of FY2018 full year (E) = IFRS basis business profit, which only have minor difference with JGAAP basis.

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

NIPPON STEEL & SUMITOMO METAL
Making a new start as NIPPON STEEL in April 2019

19

Balance Sheet

(¥ in billions)	End of Mar. 2018	End of Jun.2018
Current Assets	2,399.5	2,440.9
Inventories	1,380.0	1,436.7
Fixed Assets	5,126.8	5,199.0
Tangible fixed assets	2,874.9	2,956.5
Investment in securities	871.3	848.5
Investment	1,069.6	1,017.8
Assets	7,526.3	7,639.9

(¥ in billions)	End of Mar. 2018	End of Jun. 2018
Liabilities	4,010.8	4,125.9
Interest-bearing debt	2,068.9	2,279.3
Net Assets	3,515.5	3,514.0
Equity capital	3,145.4	3,148.4
Unrealized gains on available-for-sale securities	313.1	299.0
non-controlling Interest in consolidated subsidiaries	370.0	365.6
Liabilities & net assets	7,526.3	7,639.9

	End of Mar. 2018	End of Jun. 2018	Change
Total assets (bn¥)	7,526.3	7,639.9	+113.6
Interest bearing debt (bn¥)	2,068.9	2,279.3	+210.3
Equity capital (bn¥)	3,145.4	3,148.4	+3.0
D/E Ratio	0.66	0.72	+0.06

D/E Ratio


D/E ratio
1.06
0.86
0.66
0.72
0.71
0.66
0.72
2,394.0
2,683.6
2,978.6
2,773.8
2,948.2
3,145.4
3,148.4
Equity Capital
2,543.0
2,296.3
1,976.5
2,008.2
2,104.8
2,068.9
2,279.3
Interest-bearing debt
End of Mar. 2013
End of Mar. 2014
End of Mar. 2015
End of Mar. 2016
End of Mar. 2017
End of Mar. 2018
End of Jun. 2018

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

NIPPON STEEL & SUMITOMO METAL
Making a new start as NIPPON STEEL in April 2019

CAPEX and Depreciation 20 (Ą in billions) NSSMC FY17? (Upper : NSC FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18(E) FY18(E) Lower (SMI) change 466.0 397.1 397.4 421.4 257.0 304.3 304.6 351.0 411.9 Approx. Approx. CAPEX (329.4) (287.2) (281.7) 440.0 * +28.0 * (136.6) (109.9) (115.7) Incl. Nisshin 36.1 404.9 417.8 403.8 337.9 331.8 320.0 308.2 304.7 340.7 Approx. Approx. Depreciation (284.1) (291.6) (280.9) 370.0 * +29.0 * Incl. Nisshin (120.8) (126.2) (122.9) 34.6 CAPEX *excl. impacts of IFRS adoption etc. CAPEX SMI DEP Approx. 400 440.0 SMI NSC NSC DEP 421.4 411.9 Approx. 200 257.0 304.3 304.6 351.0 370.0 337.9 320.0 304.7 340.7 331.8 308.2 0 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18(E) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

21 2. FY2018 Full Year Forecast © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

22 FY2018 2H and Full Year Forecast FY2017 FY2018 change 1H 1H(E) 2H(E) (E) 17/1H ? 18/1H(E) ? 18/1H(E) 18/2H(E) [JGAAP] [JGAAP] [JGAAP] [IFRS] [IFRS] [IFRS] [JGAAP] [IFRS] Net Sales (bn.Ą) 2,745.0 5,668.6 3,000.0 3,000.0 3,300.0 6,300.0 +255.0 +300.0 Ordinary / (bn.Ą) 157.6 297.5 150.0 160.0 190.0 350.0 -7.6 +30.0 Business Profit * Steel (bn.Ą) 128.7 245.7 130.0 140.0 160.0 300.0 +1.3 +20.0 Net Profit ** (bn.Ą) 99.1 195.0 130.0 110.0 130.0 240.0 +30.9 +20.0 ROS 5.7% 5.2% 5.0% 5.3% 5.8% 5.6% -0.7% +0.4% EPS (Ą/share) [112.3] [221.0] [147.0] [125.0] [144.0] [269.0] [+34.7] [+19.0] Approx. Approx. Approx. Approx. Approx. Consolidated Crude 23.12 46.82 24.40 25.10 49.50 +1.28 +0.70 Steel Production (MMT) Approx. Approx. Approx. Approx. Approx. Non-Consolidated Crude 20.09 40.67 21.30 22.00 43.30 +1.21 +0.70 Steel Production (MMT) Approx. Approx. Steel Shipments (MMT) 18.72 37.79 19.80 +1.08 * Business profit = Profit before income taxes – net financial cost – additional line items ** Profit attributable to owners of parent (Additional line items are large amount of profits or losses from non-business activities) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

23 Business Profit Variance Analysis [FY18/1H(E) vs. FY18/2H(E)] [IFRS] FY18/ FY18/ *1 Crude steel production: (Ą in billions) 1H(E) 2H(E) Change approx.+0.7MMT(approx.21.30?approx.22.00) [A] [B] [A?B] *2 Forex flow: +1.0, Increase in depreciation, Recover from heavy rainfall impact etc. Business Profit * 160.0 190.0 +30.0 *3 Nisshin Steel, Business overseas etc. *4 Engineering +3.0, Chemicals -1.0, Steel 140.0 160.0 +20.0 New Materials +0.3, System Solutions +1.3 Non-Steel 23.5 28.0 +4.5 Adjustment (3.5) 2.0 +5.5 < One-Off Factors> FY18/1H(E) FY18/2H(E) Change Positive Inventory Valuation +6.0 ~ -6.0 Negative Forex Valuation +5.0 ~ -5.0 Group Companies’ One-Off +7.0 (1.0) -8.0 Total +18.0 (1.0) -19.0 +4.0 -1.0 18.0 +10.0 +7.0 -7.0 +35.0 *4 Non- Cost *2 Group *3 Steel 190.0 *1 Reduction Others Companies 160.0 142.0 Volume 191.0 FY18 Underlying Profit Underlying Profit FY18 /1H(E) excl. excl. /2H(E) One-Off Factors One-Off Factors * Business profit = Profit before income taxes – net financial cost – additional line items (Additional line items is large amount of profits or losses from non-business activities) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

24

Major adjustments between JGAAP and IFRS

	FY2018/1H(E)	
	Ordinary / Business Profit	Net Profit
JGAAP	150.0	130.0
IFRS *	160.0	110.0 **
change	*+10.0*	*-20.0*
(1) Adjustment to the difference in recognition and measurement	+0.0	-20.0
Goodwill amortization	+6.0	+6.0
Employee benefits etc.	-6.0	-6.0
Investment securities	—	-20.0
(2) Reclassification	+10.0	—
Finaicial cost	+10.0	—

** Figure of FY2018/1H(E) on IFRS basis is a tentative calculation

Goodwill is not subjected to amortization under IFRS.

Actuarial gains/losses are recognized in other comprehensive income as incurred and not amortized.

Gains/losses on sales of investment securities is not subjected to booking on PL (non-recycling)

Interests income/expence are not presented in business profit

<Disclosure plan >

■ **Mandatory disclosure**

・FY2018/1~3Q ： JGAAP basis

・FY2018 year end ： IFRS basis

・FY2019/1~3Q or later : IFRS basis
also plan to disclose IFRS basis figures in the same period of previous year (FY2018/1~3Q)

■ **Voluntary disclosure**

・FY2018/2Q : FY2018/1H Business profit (IFRS basis) (Tentative calculation)

・FY2018 year end : FY2018 Ordinary profit (JGAAP basis) (Tentative calculation)

*NSSMC continues to adopt declining-balance method for tangible fixed assets' depreciation after applying IFRS.

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

NIPPON STEEL & SUMITOMO METAL

Making a new start as NIPPON STEEL in April 2019

Interim Dividend Forecast 25 In accordance with the basic profit distribution policy, NSSMC plans the interim dividend payment of¥40 per share. (representing a consolidated payout ratio of 32% (IFRS basis))¥/share Year-end dividend (left axis) Interim dividend (left axis) Payout ratio (right axis) 120 30.4% 31.7% 35% 28.4% 32% IFRS basis 100 23.4% 30% 80 17.4% 18.7% 70 27JGAAP basis 25% 60 55 20% 50 45 45 40 15% 40 30 35 15 10% 10 45 40 20 20 20 30 30 5% 0 10 0% FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018(E) [Basic Profit Distribution Policy] Allocate profits according to earnings Factors below need to be considered as well Reserves for future investment / Earnings forecast / Consolidated and non-consolidated financial structure Targeted dividend payout ratio: Around 30% (consolidated basis) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

26 Technological Superiority New Version of CLEANWELL® DRY, Environmentally Friendly OCTG Premium Connection, First Running in Offshore Norway -Achieving Both Utmost Performance and Environmental Responsiveness- Applied in offshore Norway where the world’s most strict HSE* regulation placed Simple and cost effective to maintain, handle, and repair *HSE = Health, Safety, Ecology ? maximize the operational benefits onshore & offshore Received the “2017 Top 100 Received “Supplier of the Year” Award from Global Innovator Award” Railway Systems Business Unit of Hitachi, Ltd. ?NSSMC is the only steel company given an award for the sixth Supplying high-grade, consecutive year from 2012 high performance railway parts, including wheels & axles and bodi for many years. Proactive cooperation with Hitachi’s global projects © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

27 Nippon Steel Corporation Apr. 2019 Acceralate and enhance cooperation with Continue growth other steel manufacturers in global markets with origins in Japan Oct. 2012 Business Integration © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

28 3. Progress in Mid-Term Management Plan © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Overview of Special Steel Business’s Integration & Reorganization29 As Is Integrate and Enhance To Be Technology and product superiority (1) NSSMC will underwrite Other in special steel share Other Sanyo’s Third Party holders shareholders Allotment 100% 51% 15%¥67.2bn. subsidiary subsidiary Equity method Mar. 2018 : Entered affiliate (28th, Mar. 2019 into share purchase (Planned) ) agreement Jun. 2018 : Sanyo shares Made OVAKO 24 mil. shares (Ą2,800/share) 100% subsidiary Mainly located (2) NSSMC will transfer in Europe Mainly located all the shares of OVAKO 100% subsidiary in Japan & Asia (28th, Mar. 2019(Planned)) to Sanyo OVAKO and Sanyo are both special steel makers with global top level OVAKO Shares technology regarding high-cleanliness steel for bearing steel etc. Maximize¥67.2bn. synergies among 3 companies © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

30 Vision and Expected Synergies Realize synergies of ¥10 bn. /year as NSSMC Group by addressing globalization of customers’ business & increasing needs for high-quality special steel products Efficient production for the Capability to respond to Cost reduction for NSSMC Group as a whole customer’s needs procurement Establish Strengthen optimal Share Mutual use Mutual use of proposal Efficient Centralized production operation of logistics marketing & sal material structure b know-how networks networks capabilities transportation purchasing region through joint R&D Stable management NSSMC Group’s foundation Combine synergy Enhanced by NSSMC Groups’ business support for + foundations, global management technical capabilities& Sanyo & OVAKO product Integrated Synergy development business More than¥5bn./y capabilities operation © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

31 Schedule Aug 2nd, 2018 – Execution of agreements, (a) making Sanyo Special Steel a subsidiary of NSSMC, (b) transferring all the shares of OVAKO to Sanyo from NSSMC After Aug, 2018 – Approval from competition authorities in Japan and overseas Around Feb. 2019 (plan) – Extraordinary general shareholders’ meeting of Sanyo Mar. 28th, 2019 (plan) – Payment date of Third-Party Allotment Transfer all the shares of OVAKO to Sanyo In addition, the policy is to maintain the listing of Sanyo Special Steel on the First Section of the TSE. Trend of Sanyo Special Steel’s share price (Ą/share) Mar. 15th, 2018 Sanyo Special Steel’s Share Price Issue Price 2,900 Commencement of discussion regarding =¥2,800 making Sanyo a subsidiary of NSSMC 2,700 The reference date (Aug. 1st) =¥2,924 2,500 1 month ave.=Ą2,800 2,300 3 months ave.=Ą2,780 TOPIX Steel Industry INDEX (Starting point is indexed to be the same as Sanyo Special Steel’s share price) 2,100 6 months ave.=Ą2,673 Feb Feb Feb Feb Mar Mar Mar Mar Mar Apr Apr Apr Apr May May May May Jun Jun Jun Jun Jun—Jul—Jul—Jul—Jul — — — — — ——6 2 9 — ——6 — — 1 8 13 20 27 16 23 2 9 16 23 30 13 20 27 4 11 18 25 15 22 29 Cf.1 Taking OVAKO into NSSMC’s consolidated accounting Cf.2 Taking OVAKO into Sanyo’s consolidated accounting BS : End of FY2018.1Q (Apr. to Jun.) ~ BS : End of FY2018.4Q (Jan. to Mar.) ~ PL : Taking OVAKO’s FY2018.3Q (Jul.—Sep.) into PL : Taking OVAKO’s FY2019.1Q (Jan.—Mar.) into NSSMC’s FY2018.3Q (Oct.—Dec.) Sanyo’s FY2019.1Q (Apr.—Jun.) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Overview of NSSMC’s Special Steel Bar & Wire Rod Business 32 <Location> Yawata Muroran Muroran (Kokura Area) Special Steel Bar &Wire Rod Crude steel production 1.43MMT/year 1.20MMT/year Other products (FY2017) Initiatives for strengthening Yawata special steel business’ competitiveness Kokura Area Yawata (Kokura Area)—Optimize upstream (announced on Mar. 30th, 2016) 9) ?Cease upstream processes in Kokura Area (the end of FY2020) ?Maintain Kokura’s production level of special steel bar & wire rods Muroran—Enhance Joint Venture (Mitsubishi Steel Muroran Inc.*) with Mitsubishi Steel Mfg. Co., Ltd. (announced on Apr. 28th, 2017) ?Increase volume in outsourced manufacturing of steel billets to MSR*?Establishment of organization in MSR and technology transfer from NSSMC to MSR*, to secure the quality of steel billets *MSR = Mitsubishi Steel Muroran Inc. © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

33

Product Lineup of Sanyo Special Steel and OVAKO

SANYO SPECIAL STEEL

Bearing steel

Bearing steel



Linear motion bearing



High-carbon chromium steel



Alloy steel

Shafts for auto



Transmission gears



Gears for differencial



High alloy steel

Precision pipes and parts



Invar alloy for electric power cable



Hot extrusion dies



OVAKO



BQ-Steel
Bearing Quality



High cleanliness steel used for bearings, with higher loads, downsizing effect, and longer service life

IQ-Steel
Isotropic Quality



Isotropic and ultra clean steel with multidirectional fatigue strength. Contributes to smart solution of components.

WR-Steel
Wear Resistant



Wear-resistant steel with excellent formability and weldability which contributes to design flexibility and longer service life

M-Steel
Machinability



Low alloyed free cutting steel with exceptional toughness and fatigue strength. Contributes to operational efficiency and cost reduction of component manufacturers

Special Steel Market

Material in critical parts for various industries (autos, industrial machinery, wind power generation & robot etc.)

Demand for high-quality special steel will continue to grow steadily.

NIPPON STEEL & SUMITOMO METAL | Making a new start as NIPPON STEEL in April 2019

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

34 Main Markets & Locations of Sanyo Special Steel and OVAKO < Market > < Customers > < Market > < Customers > North Europe Asia, North America America Others Autos Others Autos Asia Industrial Industrial Japan machinery Europe machinery < Locations > Sanyo Special Steel (Himeji city, Hyogo pref.) <History> 17th Century : Entered in steel < Locations > business in Sweden 1916 : Bought by SKF (the largest Mahindra Sanyo global bearing steel maker in Sweden) Special Steel 2010 : Acquired by Triton Fund 2018 : Acquired by NSSMC Headquarter Steel mills Secondary processing mills Sales offices cf. World’s major bearing steel manufacturers Sanyo Special Steel & OVAKO are the main suppliers for the companies below. (1) SKF <Sweden>, (2) Schaeffler <German>, (3) NSK <Japan>, (4) NTN <Japan>, (5) JTEKT <Japan> © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Financial Highlights of Sanyo Special Steel and OVAKO 35 CY2017 FY2017 (130Ą/€) Crude steel 1.30 MMT/year (2EAFs) 1.01 MMT/year (3EAFs) Sales volume 1.07 MMT/year 0.78 MMT/year Net sales¥157.4 bn. € 921 mil. (approx.¥120.0 bn. ¥7.0 bn. € 15.2 mil. (approx.¥2.0 bn. Net profit FY2018(E)¥8.0 bn. Jan.-Jun, FY2018 €26mil. (approx.¥3.4 bn.) Total assets¥210.2 bn. € 743mil. (approx.¥97.0 bn. Interest bearing¥28.4 bn. € 251mil. (approx.¥34.6 bn. debt Employees 2,666 Approx. 3,000 Profit (bn.Ą/Q) (million EUR/Q) EBITDA before 41 Ordinary profit 3.9 restructuring cost 40 3.5 3.0 32 30 29 *Sanyo’s FY18.1Q net 2.6 4.0 profit incl. gain on step 1.5 acquisitions of Mahindra 9 Sanyo Special Steel 2.3 2.0 1.7 18 *** (Ą1.46bn.) 1.0 11 9 2 8 **OVAKO 1Q=Jan.-Mar. ***OVAKO 18.2Q (6) Net Profit incl. one-off Net profit costs (costs for advanced 17. 18 17. Net profit/loss 18 redemption of bonds * ** etc.) (€12.2mil.) 1Q 2Q 3Q 4Q 1Q 1Q 2Q 3Q 4Q 1Q 2Q © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

36

Basic Concept of Impacts on Sanyo's Consolidated Net Profit


Cf. Targeted synergy effect
Before tax : more than ¥5.0 bn.
After tax : more than ¥3.5 bn.
Synergy
Goodwill amortization etc.
72% increase
Shares to be issued through TPA
24mil.
Procure the funds necessary for acquiring all the shares of OVAKO
OVAKO's Net profit
cf. Jan.-Jun, FY2018 Net profit
¥6.8 bn.
(annualized basis)
Sanyo Special Steel's outstanding shares
33mil.
Sanyo Special Steel's Net profit
Cf. FY2018(E) Net profit
¥8.0 bn.
incl. gain on step acquisitions of Mahindra Sanyo Special Steel (¥1.46 bn.)

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

NIPPON STEEL & SUMITOMO METAL
Making a new start as NIPPON STEEL in April 2019

37

Integrate & Enhance NSSMC Group's Stainless Steel Business

- (1)* Making Nisshin a wholly owned subsidiary (Jan. 2019 (planned))
- (2)* Integrate stainless steel sheet business of NSSMC, Nisshin & NSSC** (Apr. 2019 (planned))

(3) Integrate & reorganize welded stainless steel pipe & tube business

Aug. 2nd, 2018 - Basic agreement exchange

The TIG[1] welded & laser welded steel pipes & tubes business

<Use application>
- Piping for chemical plant
- Piping for boiler etc.

1: TIG = Tungsten Inert Gas arc welding

Merge & integrate Nisshin Stainless Steel Tubing and
Nippon Steel & Sumikin Stainless Steel Pipe Co., Ltd. (NSSP) (Apr. 2019 (planned))

The automotive ERW[2] stainless steel pipe & tube business

2: ERW =Electric Resistance Welding

<Use application>
- Automobile exhaust systems(muffler)
- Oil fill tubes etc.

Integrate Nisshin Steel's stainless ERW business into
Nippon Steel & Sumikin Pipe Co., Ltd. (NSPC) (Apr. 2019 (planned))

◆ **Nisshin Steel's stainless ERW business**

Sales by Nisshin Steel → Integrate Nisshin Steel's operating rights into NSPC from Apr. 1st, 2019 onward
Manufacturing by Nisshin Stainless Steel Tubing
→ Integrate into NSPC once the transfer of manufacturing has been approved by customers

*(1) & (2) were both released on May 16th
**Nippon Steel & Sumikin Stainless Steel Corporation

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NIPPON STEEL & SUMITOMO METAL
Making a new start as NIPPON STEEL in April 2019

38 Overview Current investment ratio 51% Additional acquisition by share exchange 49% (1) Making Nisshin a Wholly Owned Subsidiary th Special Stainless (Jan. 2019) (released on May, 16 ) Steel Sheet (partly) Business wholly owned wholly owned wholly owned assumption OEM subsidiary subsidiary subsidiary Stainless Steel Sheet (NSPC) Ordinary Special steel steel New Company Integrate Integrate Stainless Steel Stainless Steel Stainless Steel (2) Integration of Pipe & Tube Sheet Stainless Steel Sheet Business ERW TIG Welded th Pipe & Tube Pipe & Tube (Apr. 2019) (released on May, 16 ) ERW Pipe & Tube sales Integrate operating rights wholly owned subsidiary OEM (3) Integration of Integrate after gaining Stainless Steel Nisshin Stainless Steel Tubing customers’ approval Pipe & Tube Business TIG / Laser Welded ERW nd Stainless Steel (Apr. 2019) (released on Aug, 2 ) Pipe & Tube Pipe & Tube Integrate (Sales & Manufacture) Manufacture Pipe & Tube Integrate New Company © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Business Environment of Stainless Steel 39 Realize approx.¥10 bn. synergy ( on top of the¥20 bn. synergy from making Nisshin subsidiary (51%) ) and enhance competitiveness Making Nisshin a wholly owned subsidiary (Jan. 2019) Integration of stainless steel businesses (Apr. 2019) The harsh business environment Supply Demand Overcapacity in China & Protectionism ongoing substantial global oversupply situation in US, EU & ASEAN The rise of integrated manufacturers neration of new demand & (from mining of nickels to final products) hrinkage of existing demand by industrial structure change Increasing giant manufacturers

40

Business Scale of Stainless Sheet / Pipe & Tube

To Be

	Stainless Steel Sheet New Company	Nisshin Stainless Steel Tubing / NSSP → Stainless Steel Pipe & Tube New Company	NIPPON STEEL & SUMIKIN PIPE (NSPC)
	Stainless sheet and bar & wire business	TIG/laser welded pipe & tube business	ERW pipe & tube business
Sales volume	Approx. 1.50 MMT/year	Approx. 0.35 MMT/year	Approx. 0.35 MMT/year
Net sales	Approx. ¥400 bn./year	Approx. ¥25.0 bn./year	Approx. ¥10.0 bn./year

Sales
Manufacture

As Is

FY2017	NIPPON STEEL & SUMITOMO METAL CORPORATION	NSSC	NISSHIN STEEL	Nisshin Stainless Steel Tubing	NSSP	NIPPON STEEL & SUMIKIN PIPE (NSPC)
	Special stainless steel	(sheet/bar & wire)	Stainless steel (sheet/pipe & tube)	(TIG/laser welded pipe & tube)		ERW welded pipe & tube
Sales volume	Approx. 0.03 MMT/year	0.97 MMT/year	0.56 MMT/year	Approx. 0.04 MMT/year	Approx. 0.02 MMT/year	Approx. 0.02 MMT/year
Net sales		¥258.8bn./y	¥175.0bn./y	¥14.3bn./y	¥14.7bn./y	

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.
NIPPON STEEL & SUMITOMO METAL
Making a new start as NIPPON STEEL in April 2019

41 4. Appendix © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

42

Key Indicators of Demand

[Domestic]	FY17						FY18			Change	
	1Q	2Q	1H	4Q	2H		1Q	2Q [E]*	1H [E]*	17/1Q vs. 18/1Q	17/1H vs. 18/1H[E]*
Housing Starts (million houses)	0.25	0.25	0.50	0.21	0.45	0.95	0.25	0.23	0.48	-0.00	-0.02
Non-residential Construction Starts (million m²)	13.90	14.05	27.95	12.42	25.36	53.31	13.38	14.17	27.55	-0.52	-0.40
Public Works Orders (¥ in billion)	1,920	2,958	4,877	2,936	5,631	10,508	1,900	3,000	4,900	-20	+23
Finished Auto Production (million units)	2.30	2.37	4.67	2.53	5.01	9.68	2.32	2.43	4.75	+0.02	+0.08
Export of Finished Auto (million units)	1.12	1.19	2.31	1.20	2.48	4.79	1.21	1.21	2.39	+0.09	+0.08
Overseas Auto Production (8 Japanese car makers) (million units)	4.74	4.74	9.48	4.91	9.81	19.29	4.88			+0.14	
Large & Middle sized Shovel Production (thousand units)	20	20	40	20	39	79	22	20	42	+2	+2
Metal Machine Tool Production (thousand tons)	102	113	215	127	243	458	104	118	222	+2	+7
Keel-laid New Ships (mil. gross tons)	3.18	2.91	6.09	2.85	6.00	12.09	3.00	3.00	6.00	-0.18	-0.09

Rig Count	CY09	CY10	CY11	CY12	CY13	CY14	CY15	CY16	CY17	Latest	Peak	Bottom
USA	1,089	1,546	1,875	1,919	1,761	1,862	977	510	875	1,054 (Jul.'18)	2,031 (Sep.'08)	404 (May.'16)
Deep well (≧15,000ft)	249	249	395	324	326	354	205	126	222	251 (Apr.'18)	413 (Nov.'11)	98 (May.'16)
World Total Excl. N. America, Russia & China	997	1,094	1,167	1,234	1,296	1,337	1,167	955	948	959 (Jun.'18)	1,382 (Jul.'14)	920 (Oct.'16)

(Source: Baker Hughes, Smith international, NSSMC est.)

* Estimates as of early Jul. 2018

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Making a new start as NIPPON STEEL in April 2019

43

Domestic Steel Consumption by Industrial Sector

(million tons)	FY17 1Q	FY17 2Q	FY17 1H	FY17 4Q	FY17 2H	FY17	FY18 1Q	FY18 2Q[E] *1	FY18 1H[E] *1	Change 17/1Q vs. 18/1Q	Change 17/1H vs. 18/1H[E] *1
Crude Steel Production in Japan	26.09	25.94	52.04	26.41	52.80	104.84	26.57	26.54 *2 approx.	53.11 approx.	+0.48	+1.08 approx.
Domestic Steel Consumption (A + B)	15.34	15.70	31.03	15.54	31.68	62.71	15.37	15.77	31.14	+0.03	+0.11
% for manufacturing sector	*63.9*	*63.8*	*63.8*	*64.3*	*63.9*	*63.9*	*64.6*	*63.9*	*64.2*	*+0.7*	*+0.4*
Ordinary Steel Consumption (A)	12.16	12.41	24.57	12.37	25.13	49.70	12.13	12.45	24.58	-0.03	+0.01
Construction	5.33	5.47	10.79	5.33	10.99	21.78	5.23	5.46	10.70	-0.10	-0.10
Manufacturing	6.83	6.95	13.78	7.04	14.15	27.92	6.90	6.98	13.88	+0.07	+0.11
Shipbuilding	1.04	1.03	2.07	1.02	2.01	4.08	1.01	1.01	2.02	-0.03	-0.05
Automotive	2.71	2.79	5.50	2.82	5.71	11.21	2.74	2.84	5.58	+0.03	+0.08
Industrial Machine	1.22	1.25	2.47	1.27	2.53	5.00	1.28	1.26	2.54	+0.06	+0.07
Electronic Machine	0.74	0.77	1.51	0.79	1.59	3.10	0.78	0.78	1.56	+0.04	+0.06
Specialty Steel Consumption (B)	3.18	3.28	6.46	3.18	6.54	13.01	3.24	3.32	6.56	+0.06	+0.10
Steel Imports	1.72	1.65	3.37	1.62	3.21	6.58					
Steel Exports	9.36	9.26	18.62	9.41	18.90	37.52					

(Source : NSSMC est.)

*1 Estimates as of early Jul. 2018

*2 Domestic Crude Steel Production of FY18/2Q(E) released by METI

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NIPPON STEEL & SUMITOMO METAL

Making a new start as NIPPON STEEL in April 2019

44 World Economic Outlook < Released on Jul. 16th, 2018 by IMF > [ ] : Outlook as of Apr. 17th, 2018 CY18 CY19 (GDP growth rate) CY08 CY09 CY10 CY11 CY12 CY13 CY14 CY15 CY16 CY17 [E] [E] World Total 3.0 -0.5 5.3 3.9 3.4 3.4 3.4 3.4 3.2 3.8 [3.9] 3.9 [3.9] 3.9 Developed Countries 0.5 -3.4 3.2 1.7 1.2 1.4 1.9 2.1 1.7 2.3 [2.5] 2.4 [2.2] 2.2 USA 0.4 -2.6 3.0 1.8 2.3 2.2 2.4 2.6 1.5 2.3 [2.9] 2.9 [2.7] 2.7 EU27 0.6 -4.1 1.9 1.5 -0.7 -0.4 0.9 2.0 1.8 2.3 [2.4] 2.2 [2.0] 1.9 Japan -1.2 -6.3 4.4 -0.6 1.5 1.6 0.0 1.1 0.9 1.7 [1.2] 1.0 [0.9] 0.9 Developing Countries 6.1 2.7 7.5 6.2 5.1 5.0 4.6 4.3 4.4 4.8 [4.9] 4.9 [5.1] 5.1 China 9.6 9.2 10.4 9.3 7.7 7.7 7.3 6.9 6.7 6.9 [6.6] 6.6 [6.4] 6.4 India 7.3 6.8 10.6 6.3 4.7 6.9 7.2 8.0 7.1 6.7 [7.4] 7.3 [7.8] 7.5 ASEAN5 * 4.7 1.7 7.0 4.5 6.2 5.1 4.6 4.9 4.9 5.3 [5.3] 5.3 [5.4] 5.3 Russia 5.6 -7.8 4.3 4.3 3.4 1.3 0.7 -2.8 -0.2 1.5 [1.7] 1.7 [1.5] 1.5 Brazil 5.1 -0.6 7.5 2.7 1.0 2.7 0.1 -3.8 -3.5 1.0 [2.3] 1.8 [2.5] 2.5 (Source : IMF) *ASEAN 5 : Thailand, Malaysia, Indonesia, Philippines, Vietnam © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

45 World Steel Demand < Released on Apr. 17th, 2018 by World Steel Association > [ ] : Previous forecasts as of Oct. 16, 2017 World < CY14 > < CY15 > < CY16 > < CY17 > < CY18(E) > < CY19(E) > Total 1.54 1.50 1.58 1.59 1.62 1.63 [1.62] [1.65] *FY16~ : including illegal induction furnaces ( billion tons ) 1.62 1.63 1.59 China 0.74 Others 0.74 0.74 1.22 0.71 0.74 0.72 Japan/North 0.67 America/Europe 0.66 0.55 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18E 19E (Source : World Steel Association, Apparent finished steel consumption) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

World Crude Steel Production 46 CY18 CY18 CY17 Jan—Change (million [A] Jan—Apr—[C] (A ? B) tons) Mar Apr May Jun Jun Jun (B*12/6) [B] World * 1,673.0 425.1 148.2 154.4 151.4 454.0 881.5 1,762.9 +89.9 Total [YoY] [5.4%] [4.1%] [4.1%] [6.3%] [5.8%] [5.4%] [5.0%] [5.4%] 104.7 26.4 8.7 9.1 8.8 26.6 53.0 106.0 +1.3 Japan [YoY] [-0.1%] [0.7%] [-0.4%] [1.9%] [4.2%] [1.8%] [1.3%] [1.2%] Korea 71.0 17.8 5.9 6.2 6.1 18.3 36.1 72.1 +1.1 [YoY] [3.6%] [2.9%] [7.2%] [3.1%] [3.2%] [4.4%] [3.7%] [1.6%] USA 81.6 20.8 6.9 7.3 6.8 21.0 41.8 83.7 +2.1 EU28 168.4 43.3 14.7 14.9 14.4 44.1 87.3 174.7 +6.3 Russia 71.5 17.8 6.1 6.1 6.1 18.3 36.1 72.1 +0.6 Brazil 34.4 8.6 2.9 2.7 2.6 8.2 16.9 33.7 -0.6 India 101.4 26.7 8.7 8.8 8.7 26.1 52.8 105.7 +4.3 China 831.7 210.8 76.7 81.1 80.2 238.0 451.2 902.3 +70.6 [YoY] [5.7%] [5.4%] [4.8%] [8.9%] [7.5%] [7.1%] [6.8%] [8.5%] (Source : World Steel Association) * Total of 64 countries © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Hot Rolled Sheets Prices by Region 47 ( Prices of Hot Rolled Sheets in Local Currency as of Apr. 2014=1.0 ) 1.40 Japan 1.30 USA Europe 1.20 S.Korea 1.10 China BaoSteel Prevailing List Price 1.00 0.90 0.80 0.70 0.60 0.50 ‘14/0406 09 12 ‘15/03 06 09 12 ‘16/03 06 09 12 17/03 06 09 12 ‘18/03 06 (Source : The Japan Iron and Steel Federation) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Domestic Steel Consumption Trend 48 (million tons) 120 122 118 120 114 113 112 111 113113 111 112 108 108 110 107 110 105 107 106 106 106 107 106 106 105 105 102 103 104 102 101 101 103 102 101 100 99 100 100 96 96 97 98 96 104 94 91 Crude Steel Production 88 89 81 82 81 79 79 80 76 77 77 76 78 74 74 75 72 73 71 69 69 69 70 71 71 70 67 68 68 64 64 65 64 63 63 60 62 61 63 58 59 59 57 61 62 60 Manufacturing Sector Steel Exports 44 44 42 42 41 38 39 40 41 40 34 37 34 36 35 35 36 34 31 31 31 33 33 32 33 32 30 30 29 30 30 28 27 26 25 23 24 24 23 24 19 19 21 20 17 18 Construction and Civil Engineering Sector 0 (Source : NSSMC estimation) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Domestic Crude Steel Production 49 All Japan (million tons) FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 121.51 105.50 96.45 110.79 106.46 107.30 111.52 109.84 104.23 105.17 104.84 (MMT) (MMT) 30.00 20.00 28.08 28.14 27.89 26.57 26.23 26.39 26.33 26.33 26.09 26.41 SMI *1 (Left axis) 26.74 NSC,NSSMC *2 (Left axis) 25.91 25.86 25.84 25.95 FY18/2Q(E) 25.00 approx. *3 15.00 All Japan (Right axis) 26.54 20.00 11.63 11.59 10.84 approx. 11.52 11.00 11.05 11.29 10.8810.76 10.93 10.40 11.50 10.31 10.55 10.28 10.19 10.50 10.00 11.01 11.20 10.56 10.58 9.90 10.29 15.00 3.38 10.08 3.07 7.10 10.00 2.28 7.95 5.00 7.70 4.82 FY18/1H(E) 46.73 41.48 39.15 45.37 42.92 43.55 45.67 44.96 42.17 42.62 40.67 Approx. 21.30 Total Production of Crude Steel ( NSC (non-consolidated)(SMI ) 0.00 0.00 *1 Includes Sumitomo Metals(Kokura), Sumitomo Metals(Naoetsu) and Sumikin Iron & Steel Co. *3 Domestic Crude Steel Production of *2 Includes NIPPON STEEL & SUMIKIN KOUTETSU WAKAYAMA CORP (~FY2017) FY18/2Q(E) released by METI © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Domestic Steel Products Prices 50 Plates & H-flange beams Hot-rolled sheets & Cold-rolled sheets (kĄ / ton ) (kĄ / ton ) 90 Aug, 1st 90 Aug, 1st H-flange beams (200×100) Hot-rolled sheets (2.3xS) 86.0 87.0 Plates(19mm) 85.0 Cold-rolled sheets(1.0xS) 80 80 81.0 70 70 60 60 50 50 ‘13/03 06 09 12 ‘14/03 06 09 12 ‘15/03 06 09 12 ‘16/03 06 09 12 ‘17/03 06 09 12 ‘18/03 06 ‘13/03 06 09 12 ‘14/03 06 09 12 ‘15/03 06 09 12 ‘16/03 06 09 12 ‘17/03 06 09 12 ‘18/03 06 (Source : Japan Metal Daily) © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Domestic Steel Inventory 51 Rolled Sheets Inventory *1 H-flange beams*2 Inventory (MMT (Times) (MMT) (Times) Inventory quantity (Left axis) 7.0 Rolled sheets inventory (Left axis)*1 0.5 3.5 Ordinary steel products inventory turnover ratio (Right axis) Inventory turnover ratio (Right axis) 3.0 1.5 0.4 6.0 2.5 0.3 2.0 1.0 5.0 1.5 0.2 4.30 0.5 1.0 4.0 0.1 0.5 3.0 0.0 0 0.0 13 3 6 9 12 14 3 6 9 12 15 3 6 9 12 16 3 6 9 12 17 3 6 9 12 18 3 6 ‘13/03 06 09 12 ‘14/03 06 09 12 ‘15/03 06 09 12 ‘16/03 06 09 12 ‘17/03 06 09 12 ‘18/03 06 (Source : Japan Iron and Steel Federation) *2 Inventories of the distributors dealing with H-flange *1 Hot-rolled, Cold-rolled and Coated sheets beams manufactured by NSSMC © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

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Iron Ore & Coking Coal Prices

Iron Ore (Fine)


(US$/dmt)
NSSMC Contract Price
FOB from Australia to Japan
200
150
100
50
0
FY04
FY06
FY08
10/ 1Q
10/3Q
11/ 1Q
11/3Q
12/ 1Q
12/3Q
13/ 1Q
13/3Q
14/ 1Q
14/3Q
15/ 1Q
15/3Q
16/1Q
16/3Q
17/1Q
17/3Q
18/1Q
18/2Q

Hard Coking Coal


(US$/wmt)
NSSMC Contract Price
FOB from Australia to Japan
400
300
200
100
0
FY04
FY06
FY08
10/ 1Q
10/3Q
11/ 1Q
11/3Q
12/ 1Q
12/3Q
13/ 1Q
13/3Q
14/ 1Q
14/3Q
15/ 1Q
15/3Q
16/1Q
16/3Q
17/1Q
17/3Q
18/1Q

NIPPON STEEL & SUMITOMO METAL
Making a new start as NIPPON STEEL in April 2019

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Market Trends < Crude Oil & Scrap > 53 Crude Oil Scrap (US$/bbl) (US$/MT) (US$/ton) (kĄ / ton) 600 60.0 120.0 900.0 100.0 750.0 Aug, 1st 80.0 68.1 400 40.0 360 460.5 34.3 60.0 450.0 Aug, 1st 40.0 300.0 200 20.0 USA Scrap(No1HMS) 20.0 Arabian Light Crude (Left axis) 150.0 (US$/t, CIF Korea)(Left axis) Bunker (Right axis) Iron Scrap Bid Prices in Kanto Region (1,000 yen/ton)(Right axis) 0.0 0.0 0 0.0 ‘13/03 06 09 12 ‘14/03 06 09 12 ‘15/03 06 09 12 ‘16/03 06 09 12 ‘17/03 06 0912 ‘18/03 06 ‘13/03 06 09 12 ‘14/03 06 09 12 ‘15/03 06 09 12 ‘16/03 06 09 12 ‘17/03 06 09 12 ‘18/03 06 © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

Market Trends < Freight & Mold Pig Iron > 54 Freight Mold Pig Iron (US$ (US$ 35.00 600 From Brazil to China Mold Pig Iron(US$/t,CIF Korea) From Western Australia to China 30.00 500 Aug, 1st 25.00 Aug, 1st 425 400 22.6 20.00 300 15.00 200 10.00 8.9 100 5.00 0.00 0 ‘13/03 06 09 12 14/03 06 09 12 15/03 06 09 12 16/03 06 09 12 17/03 06 09 12 18/03 06 ‘13/03 06 09 12 ‘14/03 06 09 12 ‘15/03 06 09 12 ‘16/03 06 09 12 ‘17/03 06 09 12 ‘18/03 06 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

© 0 50 0 20 40 60 80 2018 100 150 200 100 120 140 $ (US Jan-05 Jan-05 May-05 May-05 /bbl NIPPON Sep-05 Rig Sep-05 US STEEL Jan-06 Jan-06 May-06 May-06 & Oil Energy Sep-06 World North Sep-06 Jan-07 Jan-07 May-07 May-07 Counts Sep-07 SUMITOMO Sep-07 America Price Jan-08 METAL Jan-08 (Jan. (BakerHughes) May-08 Sector May-08 : Sep-08 (WTI Sep-08 Jan-09 Jan-09 May-09 CORPORATION May-09 (BakerHughes) 2005=100) Sep-09 Oil All Sep-09 Jan-10 Spot) Jan-10 May-10 Rights May-10 Sep-10 Price Reserved. Sep-10 Jan-11 / Jan-11 May-11 May-11 Sep-11 Sep-11 Jan-12 Rig Jan-12 May-12 Sep-12 May-12 Jan-13 Sep-12 May-13 Jan-13 Sep-13 Count May-13 Jan-14 Sep-13 May-14 Jan-14 Sep-14 May-14 Jan-15 Sep-14 May-15 Jan-15 Sep-15 May-15 Jan-16 Sep-15 May-16 Jan-16 Sep-16 May-16 Jan-17 Sep-16 May-17 Jan-17 Sep-17 May-17 Jan-18 Jul. Sep-17 May-18 71 Ave. Jan-18 May-18 55

Forex Trend 56 (USD/JPY) (USD/KRW) 160 1,600 145 1,450 USD/KRW Aug.1st, 2018 130 1,300 112 USD/JPY 1,120 USD/KRW 115 1,150 100 1,000 Apr.1st, 2008 101.9 USD/JPY USD/JPY 985 USD/KRW85 850 70 700 ‘08/04 06 09 12 ‘09/03 06 09 12 ‘10/03 06 09 12 ‘11/03 06 09 12 ‘12/03 06 09 12 ‘13/03 06 09 12 ‘14/03 06 09 12 ‘15/03 06 09 12 ‘16/03 06 09 12 ‘17/03 06 09 12 18/03 06 © 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

57

When NSSMC conducts the Share Exchange with Nisshin Steel, in relation thereto, NSSMC will file a registration statement on Form F-4 with the SEC. Form F-4 will include a prospectus and other documents. When Form F-4 is filed and becomes effective, the prospectus filed as part of Form F-4 will be sent to the U.S. shareholders of Nisshin Steel before the date of shareholders meeting wherein voting rights are scheduled to be exercised to approve the Share Exchange. Form F-4 and the prospectus to be filed will contain important information, such as information on NSSMC and Nisshin Steel, information on the Share Exchange, and other related information. The U.S. shareholders of Nisshin Steel are kindly requested to carefully read Form F-4, the prospectus, and other documents that will be filed with the SEC in relation to the Share Exchange, before exercising their voting rights relating to the Share Exchange at the shareholders meeting. All documents to be filed with the SEC in relation to the Share Exchange will be publicized free of charge on the SEC website at www.sec.gov after filing thereof. Furthermore, such documents will be mailed free of charge upon request. Below is the contact information for mailing such a request.

Contact for inquiries about the Share Exchange:

Company name:	Nippon Steel & Sumitomo Metal Corporation	Company name:	Nisshin Steel Co., Ltd.
Address:	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	Address:	4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Contact person:	Fumiaki Onishi, General Manager, Public Relations Center	Contact person:	Mitsuhiro Murashita, PR Team and Secretary of General Administration Dept.
TEL:	03-6867-2130	TEL:	03-3216-5566
E-mail:	ohnishi.x97.fumiaki@jp.nssmc.com	E-mail:	murashita.m977@nisshin-steel.co.jp

Any statements in this document, other than those of historical facts, are forward-looking statements about future performance of Nippon Steel & Sumitomo Metal Corporation and its group companies, which are based on management's assumptions and beliefs in light of information currently available, and involve risks and uncertainties. Actual results may differ materially from these forecasts.

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

NIPPON STEEL & SUMITOMO METAL

Making a new start as NIPPON STEEL in April 2019